Filed by Empire State Realty Trust Inc.

and Empire State Realty OP, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Empire State Realty Trust Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

Empire State Realty OP, L.P.

Commission File No. for Registration Statement

on Form S-4: 333-179486-01

The following letter was mailed to participants in Empire State Building Associates L.L.C. on December 7, 2012.

December 7, 2012

To Participants in Empire State Building Associates L.L.C. (“ESBA”):

Dear Fellow Participants:

Some of you have reported receiving communications from Ryan Fentin-Thompson which create the impression that he is a fellow participant in ESBA and volunteering in an effort to encourage others, both directly and indirectly, to join in conference calls sponsored by Steven Edelman and Richard Edelman.

We respect the right of all participants to speak their mind publicly regarding the transaction. However, anyone who spreads misinformation does all participants a disservice. You deserve to be given the facts about the identity, motives and experience of the person speaking to you about a topic as important as your investment in ESBA.

The facts are that:

•	Mr. Fentin-Thompson is not, nor has he ever been, a participant in ESBA.

•	He is not a volunteer and in fact has admitted to an inquiring participant that he is being paid by the Edelmans.

•	He is a recent college graduate, based on his biography page on the internet.

We believe that any participant who bases his or her decision and vote on the Edelman group’s presentations risks material financial damage from losing the benefits of the proposed consolidation and initial public offering (“IPO”) and causing damage and loss of such benefits to fellow participants who want the proposed consolidation and IPO to go forward.

Over the past several months, we have sent you a series of letters to help inform you about important aspects of the proposed transaction, including our November 9 letter detailing some of what we believe are the inaccurate and misleading statements by the Edelman group. We strongly believe that once you understand the facts, the decision about how to vote will be an easy one.

We urge participants to rely on our filings and letters on file with the Securities and Exchange Commission (“SEC”) for factual information.

As always, we are here to answer your questions within the limits of the securities laws. Please do not hesitate to contact us through Ned H. Cohen at ncohen@malkinholdings.com or 212-850-2695.

Please remember, no decision on the consolidation is required now. The proxy solicitation on which a vote can be based will be available only after the SEC has declared our Form S-4 effective so it can be mailed to you. You will have at least 60 days after you receive such final Form S-4 in the mail to review it, ask further questions, and vote.

We appreciate your patience and support.

Sincerely,

MALKIN HOLDINGS LLC

/s/ Peter L. Malkin	/s/ Anthony E. Malkin
Peter L. Malkin	Anthony E. Malkin
Chairman	President

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Each of the three public entities, Empire State Building Associates L.L.C., 60 East 42nd St. Associates L.L.C., and 250 West 57th St. Associates L.L.C. (the “Companies”) and their agents and supervisor, and each officer and director of them or of Empire State Realty Trust, Inc. (the “REIT”) may be deemed to be a participant in the solicitation of consents in connection with the proposed consolidation. The names of such persons and a description of their interests in the Companies and the REIT are set forth, respectively, in each Company’s Annual Report on Form 10-K for the year ended December 31, 2011 and the REIT’s Registration Statement on Form S-4, which have been filed with the SEC.

We urge you to review such Registration Statement on Form S-4 and other related documents now filed or to be filed with the SEC, because they contain important information. You can obtain them without charge on the SEC’s website at www.sec.gov.